UNITED STATES OF AMERICA
                        SECURITITES AND EXCHANGE COMISION
                              Washington D.D. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                            For the month of May 2004

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                             Yes |_|                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

      The following document is being filed with this 6-K report and is attached hereto.

Press Release dated 6 May 2004 announcing first quarter 2004 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For further information contact:

Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                      QUINENCO S.A. ANNOUNCES CONSOLIDATED
                      RESULTS FOR THE FIRST QUARTER OF 2004

(Santiago, Chile, May 6, 2004) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the first quarter ended March 31, 2004.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (0.0% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on March 31, 2004 (Ch$616.41 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               1Q 2004 HIGHLIGHTS

o In spite of a decline in consolidated sales of 2.2% in 1Q 2004, consolidated operating profit increased by 102.1% to Ch$6,668 million (US$10.8 million), mainly attributable to Madeco's operations.

o Banco de Chile's record profits in 1Q 2004 contributed Ch$11,047 million (US$17.9 million) to Quinenco's results for the first quarter of the year.

o Non-operating results include a net gain on sale of Ch$1,276 million (US$2.1 million) made in connection with the disposal of Lucchetti's Chilean-based operations.

o Net income amounted to Ch$8,416 million (US$13.7 million) in the first quarter of 2004, down from Ch$39,952 million (US$64.8 million) in 1Q 2003 when Quinenco received an extraordinary US$50 million settlement payment from its ex-partners in IRSA, the Schorghuber Group.

o Earnings per share amounted to Ch$7.79 (US$0.01) and earnings per ADR to Ch$77.94 (US$0.13) for the first quarter of 2004.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

GROUP HIGHLIGHTS - FIRST QUARTER 2004 AND  SUBSEQUENT EVENTS

Quinenco Dividend Distribution

On January 9, 2004, Quinenco paid an interim dividend of Ch$11.24745 per share (Ch$112.4745 per ADR). The interim dividend, which was charged against 2003 net earnings and was equivalent to 30% of net earnings as of September 30, 2003, amounted to Ch$12,144,322,552.

On April 30, 2004, at the General Ordinary Shareholders' Meeting, shareholders approved a definitive dividend distribution of Ch$6.20807 per share (Ch$62.08070 per ADR) to be charged against 2003 net earnings. The distribution, which amounts to Ch$6,703,101,992 is payable beginning May 11, 2004 to shareholders of record as of May 5, 2004.

The total dividend payout corresponding to 2003 net earnings is Ch$18,847,424,544, equivalent to Ch$17.45552 per share (Ch$174.55520 per ADR)
and 50% of net income for the year.

Empresas Lucchetti Disposes of its Chilean Pasta Operations

On March 31, 2004, Empresas Lucchetti sold its Chilean pasta, edible oil and soup operations to Corpora Tresmontes, a local food products company for Ch$56,074 million less financial debt. The sale, which represented approximately 85% of Empresas Lucchetti's consolidated assets, was approved by shareholders on January 12, 2004. The sale did not include Lucchetti Peru, Lucchetti's 50% participation in Calaf, two plant facilities in Chile or settlement rights in Lucchetti's arbitration proceedings against the Peruvian government, currently underway in Washington.

At the General Ordinary Shareholders' Meeting on April 28, 2004, shareholders agreed to change Empresas Lucchetti's name to Industria Nacional de Alimentos S.A.

CCU/Lucchetti Joint Venture in Calaf

On January 12, 2004, CCU's subsidiary, ECUSA, and Empresas Lucchetti completed the acquisition of Calaf S.A., a local cookie and candy manufacturer. Calaf's products are being distributed through ECUSA's extensive soft drinks and beverages distribution network of more than 90,000 clients. Lucchetti and ECUSA each hold 50% of the acquired company.

Banco de Chile Initiates Share Repurchase

On March 26, 2004, Banco de Chile launched a tender offer to repurchase up to 1,701,994,590 shares, equivalent to 2.5% of its outstanding common stock, at Ch$31 pesos per share. The tender offer expired on April 26, 2004. Acceptance orders exceeded the share offering and as a result, shares were purchased on a prorate basis (34.03%). Capital and reserves were reduced by Ch$52,762 million. Under local regulations, Banco de Chile will have up to two years to resell the shares.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Net Income Contribution
---------------------------------------------------------------------------------------------------------------
                                            Quinenco's
                                            ownership %      1Q 2003       4Q 2003       1Q 2004        1Q 2004
Sector/Company                             at 3/31/2004        MCh$           MCh$         MCh$           MUS$
---------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)                              52.2%         9,092          8,076        11,047          17.9
---------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (1)                                         30.8%        10,052          5,553         5,021           8.1
Lucchetti (1)                                   95.6%          (654)        (1,303)          795           1.3
---------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                                      73.6%         1,274          1,607         1,200           2.0
Entel (2)                                        5.7%         1,108            889           809           1.3
---------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                                      55.2%        (4,267)        (6,165)          934           1.5
---------------------------------------------------------------------------------------------------------------
Other operating companies                                      (283)        (1,174)         (467)         (0.7)
---------------------------------------------------------------------------------------------------------------
Total operating companies                                    16,322          7,483        19,339          31.4
---------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                                 23,630        (10,134)      (10,923)        (17.7)
---------------------------------------------------------------------------------------------------------------
Total                                                        39,952         (2,651)        8,416          13.7
---------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2)   Operating company in which Quinenco holds a minority interest.

Net Income - 1Q 2004

      Quinenco reported net income for the first quarter of 2004 which amounted to Ch$8,416 million (US$13.7 million), compared to net income of Ch$39,952 million (US$64.8 million) in the first quarter of 2003. 1Q 2003 income (at the Quinenco holding company level) included a non-recurring settlement payment from Quinenco's ex-partners, the Schorghuber Group, of Ch$35,857 million (US$58.2 million), mainly explaining the variation in net income between the two quarters.

      The net income contribution from operating companies reached Ch$19,339 million (US$31.4 million), up by 18.5% compared to the same quarter in 2003. The increase was mostly attributable to higher results from Banco de Chile, which experienced growth in net income of nearly 37% as well as Madeco, which reverted its 1Q 2003 net losses. In addition, Lucchetti's Chilean-based operations were divested on March 31, 2004, and results for the period included a gain on sale of Ch$1,276 million (US$2.1 million).

      Earnings per ordinary share amounted to Ch$7.79 (US$0.01) and earnings per ADR, Ch$77.94 (US$0.13).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Consolidated Income Statement Breakdown

--------------------------------------------------------------------------------
                                1Q 2003      4Q 2003      1Q 2004      1Q 2004
                                  MCh$         MCh$         MCh$          US$
--------------------------------------------------------------------------------
Revenues
--------------------------------------------------------------------------------
Madeco                           61,983       53,444       73,869        119.8
Telefonica del Sur               12,604       13,048       12,553         20.4
Lucchetti                        14,385       13,532        1,079          1.8
Quinenco & others                 2,113        2,889        1,617          2.6
--------------------------------------------------------------------------------
Total                            91,085       82,913       89,118        144.6
--------------------------------------------------------------------------------
Operating income (loss)
--------------------------------------------------------------------------------
Madeco                            2,163          175        5,917          9.6
Telefonica del Sur                3,051        3,173        2,838          4.6
Lucchetti                           296          802          302          0.5
Quinenco & others                (2,211)      (2,506)      (2,389)        (3.9)
--------------------------------------------------------------------------------
Total                             3,299        1,644        6,668         10.8
--------------------------------------------------------------------------------
Non-operating income (loss)
--------------------------------------------------------------------------------
Interest income                     755          600          555          0.9
Share of net income/loss
from related co:
Banco de Chile                    9,092        8,076       11,047         17.9
CCU                              10,052        5,553        5,021          8.1
Entel                             1,108          889          809          1.3
Other equity inv                   (485)        (167)        (282)        (0.4)
Other non-op income              36,163          475        1,600          2.6
Amort. of GW expense             (5,161)      (4,739)      (5,068)        (8.2)
Interest expense                (10,245)      (6,083)      (8,495)       (13.8)
Other non-op expenses            (4,546)     (13,434)      (1,387)        (2.3)
Price-level restatement            (147)         214          719          1.2
--------------------------------------------------------------------------------
Total                            36,586       (8,616)       4,519          7.3
--------------------------------------------------------------------------------
Income Tax                         (861)          (4)      (1,750)        (2.8)
Extraordinary items                  --           --           --           --
Minority Interest                   357        3,771       (1,487)        (2.4)
Amort. of neg. GW                   571          554          466          0.8
--------------------------------------------------------------------------------
Net income (loss)                39,952       (2,651)       8,416         13.7
--------------------------------------------------------------------------------

Revenues - 1Q 2004

      Consolidated revenues for the first quarter of 2004 were Ch$89,118 million (US$144.6 million), down by 2.2% from the Ch$91,085 million (US$147.8 million) reported in the first quarter of 2003, mainly explained by the disposal of Lucchetti's Chilean-based pasta, edible oil and soup operations finalized on March 31, 2004. As a consequence of the disposal of its main business activity, Lucchetti, in accordance with instructions from the SVS, did not consolidate the results of its operations for the first quarter, thereby producing the variation between the two quarters.

      The reduction in 1Q 2004 revenues was partially offset by a strong increase in revenues at Madeco of 19.2% as a result of higher cable and brass mill sales during the quarter.

      Consolidated sales can be broken down as follows: Madeco (82.9%), Telefonica del Sur (14.1%), Lucchetti (1.2%), and others (1.8%).

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Operating Income - 1Q 2004

      Operating income for the first quarter of 2004 was Ch$6,668 million (US$10.8 million), up by 102.1% from the Ch$3,299 million (US$5.4 million) reported in the first quarter of 2003. The sharp increase in consolidated operating income was attributable to Madeco's operations, which benefited from the higher sales level and increases in operating profitability in all of its four business units.

EBITDA - 1Q 2004

      EBITDA reached Ch$13,113 million (US$21.3 million) in 1Q 2004, compared to Ch$10,915 million (US$17.7 million) in 1Q 2003, an increase of 20.1% compared to the same period of 2003.

Non-Operating Results -1Q 2004

      Quinenco reported non-operating income of Ch$4,519 million (US$7.3 million) in the first quarter of 2004, compared to non-operating income of Ch$36,586 million (US$59.4 million) in the same quarter of 2003. The main items included in non-operating results are discussed below:

      o     Proportionate share of net income of equity method investments (net)

            Quinenco's proportionate share of net income from equity method investments (net), which includes the results from Banco de Chile and CCU, two of Quinenco's most significant investments, reached Ch$16,595 million (US$26.9 million), compared to Ch$19,767 million (US$32.1 million) in 1Q 2003, a decrease of 16.0%. The decrease mainly corresponded to a decrease in the proportionate share of net income from CCU whose 1Q 2003 quarterly results included a gain on sale from the disposal of the Karlovacka brewery in Croatia of Ch$20,221 million (US$32.8 million). The decrease was partially offset by an increase in the proportionate share of net income from Banco de Chile which went from Ch$9,092 million (US$14.7 million) in 1Q 2003 to Ch$11,047million (US$17.9 million) in 1Q 2004.

      o     Other non-operating income

            Other non-operating income was Ch$1,600 million (US$2.6 million), compared to Ch$36,163 million (US$58.7 million) in the first quarter of 2003. Other non-operating income in 1Q 2004 was mainly composed of a gain on the sale of the Lucchetti Chile brand and other intangibles for Ch$1,276 million (US$2.1 million). Other non-operating income in 1Q 2003 included a non-recurring settlement payment of Ch$35,857 million (US$58.2 million) made to Quinenco by its ex-partners in IRSA, the Schorghuber Group.

      o     Amortization of goodwill expense

            Amortization of goodwill expense amounted to Ch$5,068 million (US$8.2 million) in the first quarter of 2004, almost unchanged from the Ch$5,161 million (US$8.4 million) reported in the same period of 2003. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$321,600 million (US$521.7 million) as of March 31, 2004, Ch$291,003 million (US$472.1 million) was associated with the Banco de Chile acquisition. Goodwill is amortized using the straight-line method over twenty years.

      o     Interest Expense

            Interest expense for the first quarter of 2004 amounted to Ch$8,495 million (US$13.8 million), a reduction of 17.1% compared to the same period in 2003. The decrease is primarily associated with a lighter consolidated debt load at Madeco following its 2003 restructuring, and to a lesser extent, lower prevailing interest rates.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

      o     Price-level restatement and foreign currency translation losses

            Price-level restatement and foreign currency translation gains amounted to Ch$719 million (US$1.2 million) in the first quarter of 2004, compared to losses of Ch$147 million (US$0.2 million) in the same period in 2003. In 1Q 2004, the losses specific to foreign currency differences amounted to Ch$508 million (US$0.8 million), down significantly from the losses of Ch$2,385 million (US$3.9 million) reported in the first quarter of 2003, primarily attributable to Madeco's operations as a result the financial restructuring carried out in 2003 that reduced Madeco's exposure to the US dollar as well as the devaluation of the Chilean peso vis-a-vis the US dollar during the quarter. Price-level restatement gains amounted to Ch$1,227 million (US$2.0 million), compared to gains of Ch$2,238 million (US$3.6 million) in 1Q 2003.

Income Taxes - 1Q 2004

      Quinenco reported income tax expense of Ch$1,750 million (US$2.8 million), compared to income tax expense of Ch$861 million (US$1.4 million) in the same period of 2003. The increase mainly corresponded to Madeco's operations.

Minority Interest - 1Q 2004

      In the first quarter of 2004, Quinenco reported a deduction from income of Ch$1,487 million (US$2.4 million), compared to an add-back to income of Ch$357 million (US$0.6 million) in 1Q 2003. The amount is mainly related to minority shareholders' proportionate share of Madeco's and Telefonica del Sur's first quarter 2004 income.

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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 4th quarter of 2003)

---------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet
---------------------------------------------------------------------------------------------------------
                                                   As of          As of          As of            As of
                                                  3/31/03        12/31/03       3/31/04          3/31/04
                                                    MCh$           MCh$           MCh$             MUS$
---------------------------------------------------------------------------------------------------------
Current assets                                     271,815        247,812         265,384          430.5
Fixed assets                                       389,203        324,148         290,501          471.3
Other assets                                       847,548        812,444         788,397        1,279.0
---------------------------------------------------------------------------------------------------------
Total assets                                     1,508,566      1,384,404       1,344,282        2,180.8
---------------------------------------------------------------------------------------------------------
Current liabilities                                214,385        161,102         144,604          234.6
Long-term liabilities                              562,838        496,572         455,868          739.6
Minority interest                                   57,576         95,877         100,191          162.5
Shareholders' equity                               673,767        630,853         643,619        1,044.1
---------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity         1,508,566      1,384,404       1,344,282        2,180.8
---------------------------------------------------------------------------------------------------------

Current Assets

      Current assets increased 7.1% compared to the fourth quarter of 2003, mainly due to an increase in other current assets (repurchase agreements) following the receipt of dividends from Banco de Chile and a higher level of accounts receivable at Madeco. The increase in current assets was partially offset by the payment of interim dividends by Quinenco in January 2004 and the deconsolidation of Lucchetti's Chilean-based operations, in accordance with instructions from the SVS.

Fixed Assets and Other Assets

      Fixed assets decreased by 10.4% compared to the fourth quarter of 2003. This decrease was primarily attributable to the deconsolidation of Lucchetti's Chilean-based operations. Other assets did not vary significantly from the fourth quarter of 2003.

Current Liabilities

      Current liabilities decreased by 10.2% compared to the fourth quarter of 2003, primarily due to the payment of dividends by Quinenco in January 2004 and the deconsolidation of Lucchetti's Chilean-based operations.

Long-term Liabilities

      Long-term liabilities decreased by 8.2% versus 4Q 2003, deconsolidation of Lucchetti's Chilean-based operations.

Minority Interest

      Minority interest increased by 4.5% compared to the fourth quarter of 2003, mostly attributable minority interest in Madeco.

Equity

      Shareholders' equity did not vary significantly from the fourth quarter of 2003.


                                                                    Page 7 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Quinenco Corporate Level Debt and Cash

      As of March 31, 2004, financial debt at the corporate level was Ch$330,235 million (US$535.7 million). As of the same date, cash and cash equivalents amounted to Ch$55,082 million (US$89.4 million). The debt to total capitalization ratio at the corporate level was 33.8%.

NAV

      As of March 31, 2004, the estimated net asset value (NAV) of Quinenco was US$1.426 billion (Ch$814 per share) and market capitalization was US$963 million (Ch$550 per share). The discount to NAV is estimated at 32% for the same period.

                               [PIE CHART OMITTED]

                              [LINE CHART OMITTED]


                                                                    Page 8 of 14
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QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

SECTOR /OPERATING COMPANY ANALYSIS

FINANCIAL SERVICES SECTOR

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2003 and 2004:

------------------------------------------------------------------------------------------------
FINANCIAL SERVICES
------------------------------------------------------------------------------------------------
                                              Ownership    1Q 2003   4Q 2003  1Q 2004    1Q 2004
                                                  %          MCh$      MCh$     MCh$       MUS$
------------------------------------------------------------------------------------------------
Banco de Chile (1)                              52.2%       9,092     8,076    11,047      17.9
------------------------------------------------------------------------------------------------

1) Ownership % corresponds to voting rights. Quinenco's proportionate share of Banco de Chile's income (economic rights) is 29.2%.

BANCO DE CHILE

------------------------------------------------------------------------------------------
                                 1Q 2003         4Q 2003          1Q 2004        1Q 2004
                                   MCh$            MCh$             MCh$            MUS$
------------------------------------------------------------------------------------------
Operating revenues               101,148          101,062          106,466          172.7
Provision for loan losses        (13,321)         (16,688)         (14,470)         (23.5)
Operating expenses               (53,098)         (58,657)         (55,300)         (89.7)
Net Income (loss)                 31,216           27,404           37,895           61.5
------------------------------------------------------------------------------------------
Loan portfolio                 6,188,281        6,224,070        6,350,254       10,302.0
Total assets                   8,918,809        9,203,653        9,563,595       15,515.0
Shareholders' equity             598,666          692,197          600,732          974.6
------------------------------------------------------------------------------------------
Net financial margin                 3.7%             3.9%             3.5%
Efficiency ratio                    52.5%            58.0%            51.9%
ROAE                                20.0%            16.0%            21.9%
ROAA                                 1.4%             1.2%             1.6%

1Q 2004 Results

Operating revenues increased by 5.3% to Ch$106,466 million (US$172.7 million) in the first quarter of 2004. The increase in operating revenues was due to a 42.6% jump in the amount of fee income earned during the first quarter of the year. Fee income, which reached Ch$29,215 million (US$47.4 million), equivalent to 27.4% of total operating revenues, increased as a result of higher fee income associated with banking services (an increase of 37%) as well as subsidiary non-banking services such as stock brokerage, fund management and financial advisory services (an increase of 53%). This increase was partially offset by a 4.1% decrease in net financial income. Net financial income, which is calculated as the sum of net interest revenue and foreign exchange transactions (net), comprised 67.5% of operating revenues in 1Q 2004. The reduction in net financial income to Ch$71,859 million (US$116.6 million) was due to a reduction in the net financial margin as a result of the lower inflation experienced during the period, the effect of which was not offset by a higher level of average interest earnings assets, and repricing benefits.

Provisions, which amounted to Ch$14,470 million (US$23.5 million), showed an increase of 8.6% from the Ch$13,321 million (US$21.6 million) reported in the first quarter of 2003. The higher level of provisions was associated with the 2% expansion of the loan portfolio, mainly made in connection with middle market clients and high income individuals (consumer loans).

Other income and expenses amounted to Ch$3,272 million (US$5.3 million), an increase of 192.4% over the Ch$1,119 million (US$1.8 million) reported in 1Q 2003. Other income and expenses was mainly composed


                                                                    Page 9 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

of loan recoveries (previously written off) of Ch$6,099 million (US$9.9 million), partially offset by other non-operating expenses of Ch$4,185 million (US$6.8 million).

Operating expenses rose by 4.1% to Ch$55,300 million (US$89.7 million) compared to the first quarter of 2003, primarily due to an increase in headcount and higher personnel expense, the effects of which were partially offset by a reduction in depreciation expense.

Price-level restatement gains totaled Ch$2,596 million (US$4.2 million) compared to price-level restatement losses of Ch$2,218 million (US$3.6 million) reported in 1Q 2003. The gains in 1Q 2004 reflect the lower inflation experienced during the period.

Net income increased by Ch$6,679 million (US$10.8 million) reaching Ch$37,895 million (US$61.5 million) in 1Q 2004, the highest quarterly earnings since the merger process was completed at the end of 2002. The increase in net earnings was mainly fueled by the aforementioned growth in fee income as well as a higher level of loan recoveries and price-level restatement gains reported during the period.

As of March 2004, the Bank's loan portfolio (net of inter-bank loans) had grown by 2.1% over the last twelve month period, mostly in consumer loans, other outstanding loans and contingent loans. The increase in consumer loans was in response to a more dynamic local economy and low prevailing interest rates.

Banco de Chile is the second ranked bank in the country with a market share of 18.3% according to information published by the Chilean Superintendency of Banks for the period ended March 31, 2004. Its return on capital and reserves after taxes (annualized) reached 26.9%, compared to 18.6% for the local financial system, according to the same source.

FOOD & BEVERAGE SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2003 and 2004:

--------------------------------------------------------------------------------
FOOD & BEVERAGE
--------------------------------------------------------------------------------
                        Ownership    1Q 2003     4Q 2003    1Q 2004      1Q 2004
                            %          MCh$       MCh$        MCh$        MUS$
--------------------------------------------------------------------------------
CCU                       30.8%      10,052       5,553      5,021         8.1
Lucchetti                 95.6%        (654)     (1,303)       795         1.3
--------------------------------------------------------------------------------

CCU

--------------------------------------------------------------------------------
                              1Q 2003       4Q 2003       1Q 2004        1Q 2004
                                MCh$          MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Sales                         100,007       117,416       110,293         178.9
Operating income (loss)        15,344        21,836        23,214          37.7
Net Income (loss)              32,645        18,026        16,302          26.4
--------------------------------------------------------------------------------
Total assets                  677,065       573,715       572,722         929.1
Shareholders' equity          295,482       277,378       296,048         480.3
--------------------------------------------------------------------------------


                                                                   Page 10 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

1Q 2004 Results

CCU's sales in the first quarter of 2004 grew by 10.3% compared to the first quarter of 2003, due to an increase in consolidated sales volumes and average prices. The growth in sales volumes was led by the Argentine beer segment (+15.5%), the soft drink, nectar and mineral water segment (+5.3%), the Chilean wine export segment (+13.7%), Chilean domestic wines (+3.2%) and the Chilean beer segment (+0.2%). The decrease in sales volumes of wines from Argentina and Chilean bulk wines (-68.2% and -45.2%, respectively) partially offset the overall increase in consolidated sales volumes. Higher average prices are explained by the Chilean and Argentine beer segments, partially offset by lower soft drink prices as well as lower prices associated with Chilean export wines due to the appreciation of the Chilean peso.

Operating income jumped by 51.3% to Ch$23,214 million (US$37.7 million) due to the higher sales level as well as a reduction in the cost of goods sold as a percentage of sales, having benefited from the stronger Chilean peso in the Chilean beer, soft drinks and wine segments. In addition, SG&A expense as a percentage of sales fell to 35.4% of sales, further contributing to the increase in operating income earned during the first quarter of the year. The consolidated operating margin reached 21.0% of sales, compared to 15.3% in the same period of 2003.

CCU reported non-operating losses of Ch$2,024 million (US$3.3 million) compared to non-operating income of Ch$20,240 million (US$32.8 million) in 1Q 2003. 1Q 2003 results included the gain on the sale of Ch$20,221 million (US$32.8 million) of the Karlovacka brewery in Croatia, mainly explaining the variation between the two periods.

Net income was Ch$16,302 million (US$26.4 million), a decrease of 50.1% from the net income of Ch$32,645 million (US$53.0 million) reported in the first quarter of 2003. The decline in period profits was mainly due to the aforementioned non-recurring gain recognized in connection with the disposal of the Karlovacka brewery in 1Q 2003, which was not fully offset by the strong increase in operational profits reported in 1Q 2004.

LUCCHETTI

--------------------------------------------------------------------------------
                                 1Q 2003     4Q 2003      1Q 2004        1Q 2004
                                   MCh$        MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Sales                             14,386      13,532        1,079            1.8
Operating income (loss)              296         803          302            0.5
Net Income (loss)                   (698)     (1,359)         832            1.3
--------------------------------------------------------------------------------
Total assets                      77,671      79,060       34,262           55.6
Shareholders' equity              15,553      16,108       28,704           46.6
--------------------------------------------------------------------------------

1Q 2004 Results

Lucchetti sold its Chilean-based pasta, edible oil and soup business (Lucchetti Chile) on March 31, 2004. In consideration of this fact, the Chilean Superintendency of Securities and Insurance (SVS) authorized


                                                                   Page 11 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Empresas Lucchetti to deconsolidate Lucchetti Chile's balance sheet and results of operations for the quarter ended March 31st.

Lucchetti reported a net profit of Ch$832 million (US$1.3 million) for the quarter. The profit was almost entirely attributable to the net gain on sale made in connection with the disposal of Lucchetti Chile of Ch$1,276 million (US$2.1 million).

Lucchetti Chile, Empresas Lucchetti's main business, accounted for approximately 85% of consolidated assets. Following the divestiture, Empresas Lucchetti's remaining assets principally consist of its investment in Calaf, a joint venture with ECUSA, a subsidiary of CCU, acquired in January 2004 and Lucchetti Peru, including settlement rights in its ongoing arbitration against the Peruvian government.

TELECOMMUNICATIONS SECTOR

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2003 and 2004:

--------------------------------------------------------------------------------
TELECOMMUNICATIONS
--------------------------------------------------------------------------------
                              Ownership    1Q 2003  4Q 2003    1Q 2004   1Q 2004
                                   %         MCh$     MCh$       MCh$      MUS$
--------------------------------------------------------------------------------
Telsur                           73.6%      1,274     1,607     1,200       2.0
Entel (1)                         5.7%      1,108       889       809       1.3
--------------------------------------------------------------------------------

(1)   Non-controlling interest.

TELSUR

--------------------------------------------------------------------------------
                               1Q 2003       4Q 2003       1Q 2004       1Q 2004
                                 MCh$          MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Sales                           12,604        13,048        12,553          20.4
Operating income (loss)          3,051         3,173         2,838           4.6
Net Income (loss)                1,732         2,185         1,629           2.6
--------------------------------------------------------------------------------
Total assets                   137,692       131,137       130,153         211.1
Shareholders' equity            59,316        60,613        62,112         100.8
--------------------------------------------------------------------------------

1Q 2004 Results

Telefonica del Sur's revenues, which reached Ch$12,553 million (US$20.4 million) in the first quarter of 2004, varied only slightly from the Ch$12,604 million (US$20.4 million) reported in the first quarter of 2003. Nonetheless, the revenue mix favored non-regulated services such as Internet, security services and business services which made up 21.1% of revenues in 1Q 2004, compared to 17.9% in the same period of 2003.

A decline in revenue associated with fixed telephony, access charges, long distance and public telephony services was almost entirely offset by an increase in revenues from Internet, security services, and business services, including data transmission. Although prepaid and fixed price bundling somewhat offset the decline in basic telephony service revenues, substitution of fixed telephony for mobile telephony and other alternatives continue to capture a portion of the company's traditional sale base.

Basic telephony services accounted for 52.8% of all revenues, followed by user access charges (11.0%), long distance services (8.9%), public telephones (6.2%), and other non-regulated services (21.1%).


                                                                   Page 12 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Operating profit decreased by 7.0% to Ch$2,838 million (US$4.6 million), as the operating margins associated with the new non-regulated services do not yet fully compensate for the reduction in operating profit associated with the traditional fixed telephony services.

Telsur reported non-operating losses of Ch$686 million (US$1.1 million), down by 17.8% from the non-operating losses of Ch$836 million (US$1.4 million) reported in 1Q 2003.

Telsur reported net income of Ch$1,629 million (US$2.6 million), a reduction of 5.9% compared to the same period in 2003, mainly as a result of the aforementioned decline in operating profits, the effect of which was not fully offset by the improvement in non-operating results.

MANUFACTURING SECTOR

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2003 and 2004:

--------------------------------------------------------------------------------
MANUFACTURING
--------------------------------------------------------------------------------
                         Ownership     1Q 2003    4Q 2003    1Q 2004     1Q 2004
                             %           MCh$       MCh$       MCh$        MUS$
--------------------------------------------------------------------------------
Madeco                      55.2%      (4,267)    (6,165)      934         1.5
--------------------------------------------------------------------------------

MADECO

--------------------------------------------------------------------------------
                              1Q 2003       4Q 2003       1Q 2004       1Q 2004
                               MCh$           MCh$          MCh$          MUS$
--------------------------------------------------------------------------------
Sales                          61,983        53,444        73,869         119.8
Operating income (loss)         2,162           175         5,917           9.6
Net Income (loss)              (5,061)      (11,156)        1,692           2.7
--------------------------------------------------------------------------------
Total assets                  401,969       351,907       365,629         593.2
Shareholders' equity          151,546       146,831       154,255         250.2
--------------------------------------------------------------------------------

1Q 2004 Results

Madeco's sales in the first quarter of 2004 increased by Ch$11,886 million (US$19.3 million) or 19.2% from Ch$61,983 million (US$100.6 million) to Ch$73,869 million (US$119.8 million), primarily attributable to higher sales of the wire and cable and brass mill business units which rose by 27.9% and 28.2%, respectively. Wire and cable sales, which accounted for Ch$8,235 million (US$13.4 million) of the total increase, benefited from strong demand for metallic cables in Peru and higher average prices in its principal markets. Higher average prices and volumes boosted brass mill sales in Chile, and to a lesser extent, in Argentina, increasing unit sales by Ch$4,210 million (US$6.8 million), although the increase for the quarter was partially offset by lower coin blank sales.

Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 51.2% of total sales, followed by brass mills (25.9%), flexible packaging (13.7%) and aluminum profiles (9.2%).

The higher sales level was directly reflected in operating profits amounting to Ch$5,917 million (US$9.6 million), up by more than 173% from the Ch$2,162 million (US$3.5 million) reported in the same period of 2003. The improved operating performance was attributable to increases in all four of Madeco's business units, particularly the wire & cable and brass mills units. As a percentage of sales, the operating margin reached 8%, a marked improvement from the 3.5% seen one year ago.


                                                                   Page 13 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.cl                                          First quarter 2004

--------------------------------------------------------------------------------

Non-operating losses were cut by 60.1% to Ch$2,774 million (US$4.5 million) versus Ch$6,949 million (US$11.3 million) in 1Q 2003. The decrease in non-operating losses was mainly attributable to lower foreign currency translation losses which amounted to Ch$221 million (US$0.4 million), down by Ch$2,878 million (US$4.7 million) compared to 1Q 2003. In addition, Madeco reported a sharp reduction in interest expense of 35.5% to Ch$2,631 million (US$4.3 million), which resulted from a lower overall debt level and to a lesser extent, low prevailing interest rates.

Madeco reported a net profit of Ch$1,692 million (US$2.7 million) for the first quarter of 2004, compared to a net loss of Ch$5,061 million (US$8.2 million) in 1Q 2003. The improvement in net quarterly earnings was attributable to a better operating performance as well as a lower level of non-operating losses.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

                                www. quinenco.cl
                              www. quinencogroup.cl


                                                                   Page 14 of 14
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur N(0) 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      QUINENCO S.A.


                                         By: s/s Luis Fernando Antunez
                                             -----------------------------------

                                             Name: Luis Fernando Antunez
                                             Title: Authorized Representative

Dated: May 6, 2004